Eric D. Tanzberger
Senior Vice President / Chief Financial Officer and Treasurer

August 12, 2013

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:    SEC Comment Letter dated July 18, 2013 related to Service Corporation International's Form 10-K for the fiscal year ended December 31, 2012 filed February 13, 2013, Form 10-Q for the Quarter Ended March 31, 2013 filed April 25, 2013, and Form 8-K filed May 29, 2013

File No. 001-06402

Dear Mr. Spirgel:

With respect to the above referenced letter, Service Corporation International respectfully requests that the due date for our response be extended to the end of the day on August 16, 2013. We make this request in order to allow sufficient time for our draft and review process.

Please do not hesitate to contact me if you have any questions or comments.

Sincerely,

/s/ Eric D. Tanzberger
Eric D. Tanzberger
Senior Vice President
Chief Financial Officer and Treasurer

SERVICE CORPORATION INTERNATIONAL
1929 ALLEN PARKWAY • P.O. BOX 130548 • HOUSTON, TX 77219-0548 • (713) 525-7768 • FAX (713) 525-7581